UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:            Date examination completed:

   811-21906                                      May 30, 2008
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2. State identification Number:

AL             AK             AZ           AR            CA           CO
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CT             DE             DC           FL            GA           HI
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ID             IL             IN           IA            KS           KY
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LA             ME             MD           MA            MI           MN
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MS             MO             MT           NE            NV           NH
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NJ             NM             NY           NC            ND           OH
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OK             OR             PA           RI            SC           SD
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TN             TX             UT           VT            VA           WA
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WV             WI             WY           PUERTO RICO
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Other (specify):
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3. Exact name of investment company as specified in registration statement:

   Claymore Exchange-Traded Fund Trust
      Claymore U.S. Capital Markets Bond ETF,
      Claymore U.S. Capital Markets Micro-Term Fixed Income ETF,
      Claymore U.S.-1 - The Capital Markets Index ETF
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4. Address of principal executive office
   (number, street, city, state, zip code):

   2455 Corporate West Drive, Lisle, IL. 60532
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                              SEC 2198 (10-03)

             Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
Claymore Exchange-Traded Fund Trust


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Claymore U.S.-1 - The Capital Markets Index ETF, Claymore U.S. Capital Markets Bond ETF, and Claymore U.S. Capital Markets Micro-Term Fixed Income ETF (the "Funds"), of the Claymore Exchange-Traded Fund Trust, complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of May 30, 2008. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 30, 2008, and with respect to agreement of security purchases and sales, for the period from May 28, 2008 (the date of our last examination) through May 30, 2008:

o Confirmation of all securities held by institutions in book entry form with Depository Trust Company.

o Reconciliation of all such securities and investments to the books and records of the Funds and Bank of New York - Mellon, the Custodian; and

o Agreement of 5 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to cash settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 30, 2008, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Claymore Exchange-Traded Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                        /s/ Ernst & Young LLP



Chicago, Illinois
August, 22 2008

    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940


August 22, 2008

We, as members of management of Claymore U.S.-1 - The Capital Markets Index ETF, Claymore U.S. Capital Markets Bond ETF, and Claymore U.S. Capital Markets Micro-Term Fixed Income ETF (the "Funds"), of the Claymore Exchange-Traded Fund Trust, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 30, 2008, and from May 28, 2008 through May 30, 2008.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 30, 2008, and from May 28, 2008 through May 30, 2008, with respect to securities reflected in the investment accounts of the Funds.

                                         Claymore Exchange-Traded Fund Trust

                                         By:

                                         /s/
                                         -----------------------------------
                                         J. Thomas Futrell
                                         Chief Executive Officer


                                         /s/
                                         -----------------------------------
                                         Steven M. Hill
                                         Treasurer and Chief Financial Officer